                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        WILSONS THE LEATHER EXPERTS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    41-183993
--------------------------------------------------------------------------------
                             (IRS Employer I.D. No.)


     Lawrence Greenapple, Esq., 630 Third Avenue, New York, New York 10017,
                                 (212) 953-6633
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                November 4, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.    972463103
          ----------------
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
         1) Name of Reporting Person        Richard Liu, c/o Superior Leather, Ltd., Unit 510 Tower 2,
                                            Enterprise Square, 9 Sheung Yuet Rd., Kowloon Bay,
                                            Kowloon, Hong Kong


         2) Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)
                  ------------------------------------------------------------
              (b)
                  ------------------------------------------------------------


         3) SEC Use Only
                         ------------------------------------------------------------------------------------------


         4) Source of Funds (See Instructions)                       PF
                                               --------------------------------------------------------------------


         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


         6) Citizenship or Place or Organization                         Taiwan
                                                 ------------------------------------------------------------------


          Number of        7)   Sole Voting Power                2,153,486
         Shares Bene-                             -----------------------------------------------
             ficially
         Owned by          8)   Shared Voting Power
           Each Report-                             ------------------------------------------------------
          ing Person
                           9)   Sole Dispositive Power            2,153,486
                                                       ---------------------------------------------------

                           10) Shared Dispositive Power
                                                       ---------------------------------------------------


         11) Aggregate Amount Beneficially Owned by Each Reporting Person        2,153,486
                                                                           -------------------------------


         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

             ---------------------------------------------------------------------------------------------


         13) Percent of Class Represented by Amount in Row (11)                5.52%
                                                                 -----------------------------------------


         14) Type of Reporting Person (See Instructions)                     IN
                                                          -------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock of Wilsons The Leather Experts, Inc. whose principal executive office is at 7401 Boone Avenue North, Brooklyn Park, MN 55428.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is a natural person

                  (a)      Richard Liu.

                  (b)      c/o Superior Leather Ltd.
                           Unit 510 Tower 2
                           Enterprise Square
                           9 Sheung Yuet Road
                           Kowloon, Hong Kong

                  (c)      President of Superior Leather Ltd. at address in Item
                           2(b).

                  (d) Not convicted in any criminal proceeding during the past five years.

                  (e) Not during the past five years party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment or decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizen of Taiwan.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The subject shares were acquired in transactions through January 13, 2004, with personal funds of Richard Liu none of which were borrowed.

ITEM 4.  PURPOSE OF TRANSACTION

         The securities of the issuer were acquired as a portfolio investment. There are no present plans which relate to or would result in any of the events described in subparagraphs a through j of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)(i) The aggregate number of shares of common stock of the Issuer beneficially owned by Richard Liu at November 4, 2005 is 2,153,486.

           (ii) In its Form 10Q filed with the Commission September 7, 2005, the Issuer reported 39,010,582 shares of common stock outstanding at July 30, 2005. Although Mr. Liu's ownership of 1,486,630 shares of common stock of the Issuer at January 13, 2004 constituted 7.1% of the then outstanding shares, the issuance of 18,242,092 shares by the Issuer after April 25, 2004 reduced the percentage of the Issuer's common stock owned by Mr. Liu to less than 5%. However, Mr. Liu's purchase of shares of common stock between September 22, 2005 and November 4, 2005 increased the total of shares owned by him to 5.52% of the outstanding shares.


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

         (b) Richard Liu has the sole power to vote the 2,153,486 shares of common stock held for his account in the names of Copwell Holdings, Ltd. and Subtle Assets, Ltd.


         (c)(i) Since September 22, 2005, Mr. Liu purchased (sold) shares of common stock of the Issuer in transactions effected through broker-dealers on the NASDAQ National Market System for the account of Subtle Assets, Ltd., as follows:



Trade Date                         No. of Shares              Aggregate Price
----------                        purchased (sold)            ---------------
                                  ----------------
September 22, 2005                    (30,755)                   $208,767
November 4, 2005                        5,000                     $20,150

          (c)(ii) Since September 23, 2005 , Mr. Liu purchased (sold) shares of common stock of the Issuer in transactions effected through broker-dealers on the NASDAQ National Market System for the account of Copwell Holdings, Ltd., as follows:

Trade Date                         No. of Shares              Aggregate Price
----------                        purchased (sold)            ---------------
                                  ----------------
September 23, 2005                     83,100                    $520,994
September 26, 2005                     84,500                    $495,971
September 27, 2005                     25,000                    $143,283
September 30, 2005                      5,000                    $ 30,000
October 5, 2005                        41,433                    $250,593
October  6, 2005                       26,652                    $156,649
October 10, 2005                       45,833                    $267,878
October 11, 2005                       10,667                    $ 61,722
October 12, 2005                       82,845                    $465,872
October 13, 2005                        9,800                    $ 53,996
October 20, 2005                        9,308                    $ 50,500
October 21, 2005                      100,000                    $534,605
October 27, 2005                       75,000                    $384,281
October 28, 2005                      156,248                    $783,012
November 1, 2005                         (500)                   $  2,855
November 1, 2005                       60,661                    $312,477
November 3, 2005                       45,000                    $211,994
November 4, 2005                      176,317                    $692,385

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Liu and any other person with respect to any securities of the issuer. The securities of the issuer are held of record by Copwell Holdings, Ltd., and Subtle Assets, Ltd. entities of which Mr. Liu is the sole principal.


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

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         There is no material required to be filed as an exhibit.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Kowloon, Hong Kong
       November 14, 2005                           S/ Richard Liu
                                                     ----------------
                                                      RICHARD LIU


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